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                            DECHERT PRICE & RHOADS
                             1500 K Street, N.W.
                           Washington, D.C.  20005



November, 4, 1996


Pacifica Funds Trust
111 Center Street
Little Rock, Arkansas  72201

Gentlemen:

        As counsel for Pacifica Funds Trust (the "Trust") we are familiar with the Trust's registration under the Investment Company Act of 1940 and with the registration statement relating to its shares of beneficial interest under the Securities Act of 1933 (File No. 2-92260) (the "Registration Statement").
This opinion is being rendered with respect to certain of the Trust's Portfolios that were involved in a reorganization transaction on September 6, 1996 (the "Reorganized Portfolios") and the shares of beneficial interest of the Reorganized Portfolios (the "Reorganized Portfolio Shares" or the "Shares"). We have examined such other trust records, agreements, documents and instruments as we have deemed appropriate.

        Based upon the foregoing, it is our opinion with respect to the Reorganized Portfolio Shares, the registration of which is being made definite by the Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940 (the "Notice") being filed by the Trust, assuming such Shares were sold at the public offering price and delivered by the Trust against receipt of the net asset value of the Shares in compliance with the terms of the Trust's Registration Statement and the requirements of applicable law, that such Shares were, when sold, legally issued, fully paid and non-assessable by the Trust.

        We consent to the filing of this opinion in connection with the Notice on Form 24F-2 to be filed on behalf of the Trust with the Securities and Exchange Commission.

Very truly yours,

DECHERT PRICE & RHOADS